Section 16(a) Beneficial Ownership Reporting Compliance

Based upon the Fund’s review of Section 16 beneficial ownership forms for reporting persons of the Fund submitted to the Fund during and with respect to its most recent fiscal year, the following filings were not made in a timely manner: initial Form 3 filings for Richard W. Durkes, John F.X. Manning and Steven Farmer were not filed in a timely manner after they became reporting persons of the Fund; a Form 4 filing relating to a purchase of securities of the Fund by Richard W. Durkes was not filed in a timely manner.